UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

        Anheuser-Busch InBev SA/NV

(Exact name of registrant as specified in its charter)

Belgium	1-37911	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Brouwerijplein 1		3000 Leuven, Belgium
(Address of principal executive offices)		(Zip Code)

Alan Audi

Global Legal Director

Anheuser-Busch InBev Services, LLC

                                                                                           (646) 746-9649

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at:

http://www.ab-inbev.com/investors/reports-and-filings.html.

On 10 October 2016, AB InBev completed the acquisition of SABMiller Limited (formerly SABMiller plc), and in accordance with the Conflicts Mineral Rule, the business acquired pursuant to the combination with SABMiller Limited will be part of our 2017 reporting and compliance included on the Form SD to be filed next year.

AB InBev has determined that it manufactures only one product employing necessary conflict minerals within the scope of Form SD. The product in question is a line of glass bottles manufactured by AB InBev’s Mexican subsidiary that utilizes the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

Reasonable Country of Origin Inquiry

AB InBev first provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. The supplier provided AB InBev with a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template (“EICC/GeSI Template”), a template developed in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. AB InBev’s supplier has updated its EICC/GeSI Template responses for fiscal year 2016. In its completed EICC/GeSI Template, the supplier confirmed that it has received completed EICC/GeSI Templates from 100% of its smelters. The supplier compared its list of smelters with information provided by the Conflict-Free Sourcing Initiative (“CFSI”). The CFSI, through its Conflict-Free Smelter Program, uses independent third-party audits to certify smelters and refiners that have systems in place to assure sourcing of only “conflict free” materials. A list of smelters and refiners that are considered compliant with the Conflict-Free Smelter Program audit protocols, as determined by the CFSI, is published on the CFSI website. According to the supplier, all the parties providing replies confirmed that the tin sourced either was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country, or was on the CFSI’s approved “conflict free” list. The supplier’s replies identified sixteen smelters from which the supplier obtained tin, and there is no indication that any of these smelters sourced tin from the DRC or an adjoining country. The supplier also provided its internal Conflict Minerals Policy confirming its commitment to responsible sourcing and its commitment to use its best efforts not to acquire conflict minerals from the DRC or an adjoining country unless such materials are certified as “conflict free”.

Based on the documentation it has received from its supplier, AB InBev has no reason to believe that necessary conflict minerals it purchased from January 1, 2016 to December 31, 2016 triggered any additional filing requirements.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV.
(Registrant)

By:	/s/ Benoit Loore	Date: May 26, 2017

Benoit Loore VP Corporate Governance

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